300 North LaSalle Chicago, Illinois 60654

Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

CONFIDENTIAL TREATMENT REQUESTED BY SENSATA

TECHNOLOGIES HOLDING B.V. FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

December 30, 2009

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso
Gabriel Eckstein
Lynn Dicker
Kevin Vaughn

Re:	Sensata Technologies Holding B.V.
Amendment No. 1 to Registration Statement on Form S-1
(SEC File No. 333-163335), originally filed November 25, 2009

Ladies and Gentlemen:

Sensata Technologies Holding B.V., a Dutch private limited liability company (the “Registrant”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Registrant, we are writing to respond to the comments raised in your letter to the Registrant, dated December 22, 2009. The Registrant’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the staff referenced above, and those copies will be marked to show changes from the Registration Statement on Form S-1 originally filed with the SEC on November 25, 2009, and will be annotated to identify the staff’s comment to which such changes are intended to address. Where applicable, we have also referenced in the Registrant’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the

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December 30, 2009

“Prospectus”) that addresses the staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Form S-1 Facing Page

1.	We note the asterisk on the facing page and that the registrant’s name on the facing page differs from the name on the prospectus cover. Please tell us:

•	the purpose, process and effect of “convert[ing] to a public company…with limited liability,”

•	whether the post-conversion entity currently exists as a matter of law, and

•	whether the conversion process will be complete before the effective date of this registration statement.

Also, please provide us your analysis of whether the post-conversion entity is eligible to use a registration statement filed before the conversion occurred, citing all authority on which you rely.

Response: The Registrant’s current legal name as specified in its articles of association is set forth on the cover page of the Registration Statement on Form S-1. The name on the cover page of the Prospectus included in the Registration Statement reflects the conversion of the Registrant from a B.V. to a N.V. As background, Dutch law distinguishes two types of limited liability companies: a public limited liability company (Naamloze Vennootschap or “NV”) and a private limited liability company (Besloten Vennootschap or “BV”). The main differences between these two entities are that:

(i)	BV’s (as opposed to NV’s) cannot issue share certificates evidencing its shares and cannot issue bearer shares;

(ii)	the transfer of shares in BV’s (as opposed to NV’s) is always subject to the blocking provisions of its articles of association, which blocking provisions may contain a requirement for prior approval of a corporate action by the general meeting of shareholders or another corporate body as designated under the company’s articles of association, or a right of first offer to the other shareholders; and

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December 30, 2009

(iii)	BV’s can be formed with a minimum issued and paid-in capital of €18,000, while NV’s must have a minimum issued and paid-in capital of €45,000.

With respect to the staff’s first question, the requirements set forth in clauses (i) and (ii) above with respect to a BV would be inconsistent with a company whose ordinary shares are listed and traded on a stock exchange. As a result, the Registrant will need to convert to a NV so that it can issue shares in certificated form and have those shares freely transferable. The conversion will be effected through a process that is substantially similar to the process that a Dutch company undertakes to amend its articles of association. In order to convert to a NV, the Registrant will need to have shareholders’ resolutions adopted to convert to a NV and to amend its Articles of Association in connection therewith, and have a notarial deed of conversion executed embodying its new Articles of Association. The exact timing of the conversion is still being finalized and will either be effected prior to the effectiveness of the Registration Statement or immediately prior to the closing of the offering contemplated by the Prospectus. As a result, the Registrant believes that it is appropriate to reflect the Registrant on a post-conversion basis in the prospectus (i.e., as a NV) since that is the entity which will issue and sell the shares in the offering. In no circumstances will the BV issue shares in the offering.

With respect to the staff’s second question, the legal entity that will become the NV does currently exist as a matter of law at this time in the current form of a BV. The conversion will not terminate the legal existence of the current entity.

With respect to the staff’s third question, the exact timing of the conversion process is still being finalized and will be effected either prior to the effectiveness of the Registration Statement or immediately prior to the closing of the offering.

With respect to the staff’s final question, the Registrant believes that its need to convert from a BV to a NV does not preclude it from filing a registration statement on Form S-1 until after such conversion is completed. This situation is analogous to a domestic limited liability company that intends to convert to a corporation in connection with its initial public offering. The undersigned has completed two such transactions utilizing this approach in connection with an initial public offering: Solera Holdings, LLC to Solera Holdings, Inc. (File No. 333-140626) and Boise Cascade Holdings, L.L.C. to Boise Cascade Company (File No. 333-122770).

Securities and Exchange Commission

December 30, 2009

Prospectus

2.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

Response: The Registrant confirms that the preliminary prospectus that it will circulate to potential investors will include all non-Rule 430A information.

3.	Please avoid use of shortened names where the meaning is not clear from context. For example, we note your use of FTAS, SCA, HVOR and ECG. Refer to sample comment 5 in Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on the Commission’s web site.

Response: The Registrant has eliminated the defined terms referenced below and used the new terms set forth opposite such terms throughout the Prospectus:

Old Term	First Page Used in Prospectus	New Term
MEMS	1	micro electromechanical systems
FTAS	2	First Technology Automotive
SCA	38	Sensata Investment Co.
HVOR	2	heavy vehicle off-road
ECG	23	compensation committee
DPCs	35	deferred payment certificates
SMaL	9	SMaL Camera
IDC	27	International Data
TPA	78	transition production agreement
EMS	78	Engineered Materials Solutions
VDC	27	VDC Research
UL	89	Underwriters’ Laboratories
BITS	89	burn-in test sockets
CDI	95	Control Devices
GTE	95	GTE Operations Support
MOP	108	2006 Option Plan
MSPP	109	2006 Purchase Plan
DCC	134	Dutch Civil Code

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December 30, 2009

In all cases, the Registrant believes that the new terms are more descriptive than the previous defined terms.

Prospectus cover

4.	We note your reference to two exchanges. Please tell us when you will determine to which exchange you will apply relative to the date that you will circulate the preliminary prospectus.

Response: The Registrant has decided to apply to list its ordinary shares on the New York Stock Exchange and has revised the disclosure on the cover page of the Prospectus as well as pages 6 and 169 of the Prospectus and various other places in the Prospectus to reference the New York Stock Exchange as the stock exchange on which it will apply to list its ordinary shares in response to the staff’s comment. The Registrant intends to submit an application to such exchange shortly after the filing of this Amendment with the SEC and expects to receive confirmation that its application has been approved prior to circulating a preliminary prospectus to potential investors.

Prospectus Summary, page 1

5.	Your prospectus summary should not include a lengthy description of your business and strategy. Further, we note that nearly identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant, determine how to best highlight those points in clear, plain language and ensure that the amount of detail you include in the summary does not overwhelm the most significant aspects of the offering. Additionally, your summary should be a balanced presentation of the most significant aspects of your offering—not merely a recitation of extensive details regarding the positive aspects of the investment that only later addresses risks and then only at a high level and leaves balancing details for later in your document. We note that:

•	you have included separately captioned individual paragraphs regarding your strengths and strategy while you have included only a bullet point list of a portion of your risks;

•	you discuss and highlight your “attractive operating margins” on page 3, but disclose your net loss merely in a table on page 7; and

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December 30, 2009

•	you mention visibility as strength in the summary on page 3, but on page 11 in the risk factors you describe a visibility risk.

It is unclear why much of the detail in this section is appropriate for a prospectus summary, particularly since much of that detail is repeated elsewhere in your document, and how your summary disclosure is adequately balanced. Please revise substantially.

Response: The Registrant has revised the Prospectus Summary section of the Prospectus in response to the staff’s comment. In particular, the Registrant has:

•	added individual captions for each of its risks that it has highlighted in the Prospectus Summary;

•	added a new risk factor relating to the Registrant’s net losses and included a summary of such risk factor in the Prospectus Summary; and

•	specifically mentioned visibility risk in the first summary Risk Factor on page 4 of the Prospectus.

With respect to the staff’s observation in the second bullet point, the Registrant believes that such statements are not inconsistent since its operating margins are calculated before giving effect to, among other things, its interest expense.

Finally, the Registrant has shortened the overall length of the Prospectus Summary section in response to the staff’s comment.

6.	Refer to the last paragraph on page 1. Please tell the objective criteria you used to determine which companies to highlight in your prospectus summary. Also tell us whether any other companies satisfy those criteria.

Response: The list of companies highlighted in the Prospectus Summary is a representative sample of those customers that the Registrant believes are properly categorized as either a leading “global original equipment manufacturer” or a leading “multinational company,” that are located within each of the principal geographic regions in which it operates. The companies are set forth in the Prospectus in alphabetical order. The Registrant confirms that each of the listed companies is a significant customer.

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December 30, 2009

Leading positions…, page 2

7.	Please provide us support for your statements of leadership. Likewise, please provide us support for your statements on page 3 regarding your “cost position.”

Response: The Registrant measures its leadership position through its market share in each of the key market segments and applications in which it competes in terms of net revenue. Based on an internal analysis of its revenue compared to its key competitors’ revenue for fiscal 2008, the Registrant believes that it holds either the largest or second largest market share in each of the key market segments in which it participates and, as a result, believes that it is appropriate to characterize itself as a leader in such markets.

With respect to the Registrant’s cost position, the Registrant has established facilities in countries with labor rates which are significantly lower than other regions in the world. The below table displays the percent of manufacturing cost that it has in each of the countries where it operates as well as the labor cost for that country. With 84% of its manufacturing cost in relatively low cost countries, the Registrant has created a low cost position for the products it manufactures. In addition, the Registrant has installed capacity that allows it to produce approximately one billion units per year. This creates a scale advantage in negotiating supply contracts as well as creating leverage in its infrastructure costs. The Registrant believes that its consistently high gross margin of approximately 33% is evidence of its low cost position.

***

The Offering, page 6

8.	Please tell us where you describe the forfeiture provision of management’s shares mentioned on this page.

Response: The Registrant has added disclosure on page 112 of the Prospectus to describe the forfeiture provisions referenced on page 6 of the Prospectus in response to the staff’s comment.

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83

Securities and Exchange Commission

December 30, 2009

Risk Factors, page 11

9.	We note your disclosure in footnote (4) on page 71 regarding your unfunded benefit obligation of your defined benefit and retiree healthcare plans. Please include an appropriate risk factor to highlight the unfunded obligation and any effects this may have on your financial condition.

Response: The Registrant has added a new risk factor under the heading “We have significant unfunded benefit obligations with respect to our defined benefit and other post retirement benefit plans” beginning on page 20 of the Prospectus in response to the staff’s comment.

Increasing costs…, page 15

10.	Please briefly explain why the hedges might not qualify as “effective hedges” and how that qualification creates a material risk.

Response: The Registrant has revised the disclosure on page 15 of the Prospectus in response to the staff’s comment. In particular, the disclosure has been revised to reflect that the Registrant’s commodity contracts do not qualify for hedge accounting and, therefore, could cause volatility in the Registrant’s reported results of operations. These contracts do not qualify for hedge accounting because the Registrant does not prepare the hedge documentation or monitor hedge effectiveness to allow for hedge accounting in accordance with the provisions of ASC 815.

The loss of one or more of our suppliers., page 16

11.	If you do not have contracts with the suppliers that are the subject of this risk factor, please say so clearly. Otherwise, please tell us which exhibits to your registration statement represent your agreements with those suppliers.

Response: The Registrant has revised the disclosure on pages 16 and 17 of the Prospectus in response to the staff’s comment to state that as a general matter it does not enter into long-term contracts with its suppliers. The Registrant does have a long-term contract with one of its principal third party suppliers, Engineered Materials Solutions, Inc., with respect to bimetal material. The Registrant’s wholly owned subsidiary, Sensata Technologies B.V., has previously filed this contract with the SEC and the Registrant has revised its Exhibit Index to specifically incorporate this contract by reference into the Registration Statement as Exhibit 10.53.

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December 30, 2009

We may be adversely affected…, page 18

12.	Please clarify why you “cannot assure” investors that you “have been” in compliance.

Response: The Registrant has added disclosure on page 19 of the Prospectus in response to the staff’s comment.

We are a Netherlands public limited liability company…, page 22

13.	Refer to your statement that “investors should not assume.” Please more clearly state the position of the courts of the Netherlands.

Response: The Registrant has added disclosure on page 23 of the Prospectus in response to the staff’s comment.

Future sales…, page 24

14.	Please specifically disclose when the lock-up and holding periods expire and the number of shares affected on each expiration date.

Response: The Registrant has added disclosure on page 25 of the Prospectus in response to the staff’s comment. The Registrant has deleted the reference to holding periods under Rule 144 since it believes all such holding periods will be satisfied prior to the expiration of the lock-up agreements referenced in the risk factor.

We have broad discretion…, page 25

15.	We note your disclosure that you may use the offering proceeds for any of the purposes described in the “Use of Proceeds” section of your prospectus. Please tell us the purpose of that statement and how it is consistent with the requirements of Regulation S-K Item 504.

Response: The Registrant has revised the disclosure on page 26 of the Prospectus in response to the staff’s comment. In addition, the Registrant has added disclosure on page 30 of the Prospectus and, based on that added disclosure, believes that it has disclosed all information required by Item 504 of Regulation S-K.

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December 30, 2009

Market and Industry Data., page 27

16.	You disclose in this section that you “do not make any representation as to the accuracy of information described in this paragraph.” It is unclear how disclaiming any responsibility for the accuracy of the disclosure in your registration statement is consistent with your obligations under the Securities Act. Please advise or revise.

Response: The Registrant has deleted the sentence referenced above in response to the staff’s comment.

17.	Regarding the industry and market statistics that you cite in your document, please also tell us:

•	how you confirmed that the data used in your registration statement reflects the most recent available information;

•	whether all of the data is publicly available;

•	whether you paid for the compilation of any of the data;

•	whether any data was prepared for your use in the registration statement; and

•	whether the authors of the data consented to your use of such data in the registration statement.

If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Response: The Registrant hereby advises the staff as follows:

•

the Registrant has confirmed that all of the data from the organizations specifically referenced in this section is the most recent available by relying upon the latest publication from each organization;

•	the Registrant believes that the data referenced from J.D. Power and Associates is publicly available and all other data can be obtained from its cited source upon payment of a subscription fee;

•	we did not pay for the compilation of any of the data used in the Prospectus;

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•	none of the data referenced in the Prospectus was specifically prepared for use in the Prospectus;

•	the Registrant has obtained the consent from each organization specifically referenced in this section to the public disclosure of the data referenced in the Prospectus; and

•	the Registrant was not affiliated with the preparation of any of the third-party data referenced in the Prospectus.

In addition, the Registrant has revised the disclosure on pages 29, 89, 90 and 92 of the Prospectus to make clear that all such statements that relate to the data that are not otherwise publicly available are those of the Registrant (and not the named organization) in accordance with Question 233.02 of the staff’s Compliance and Disclosure Interpretations for Securities Act Rules.

Use of Proceeds, page 28

18.	Refer to your disclosure that the debt you repay will depend on market conditions. The disclosure appears to be attempting to reserve the right to change the use of proceeds; however, the disclosure does not address the requirement in Regulation S-K Item 504 to disclose the approximate amount currently intended to be used for each debt obligation. Also, Instruction 7 to Regulation S-K Item 504 requires that a reservation of the right to change the use of proceeds must include a specific discussion of the contingencies and the alternatives. Please revise accordingly.

Response: The Registrant has added disclosure on page 30 of the Prospectus to reference the most important factors it will consider in deciding which indebtedness to repay. The Registrant does not believe that Item 504 of Regulation S-K requires that it specify a specific amount for each particular series of indebtedness that it intends to repay using a portion of the net proceeds from the offering or that it is attempting to reserve the right to change the use of proceeds as contemplated by Item 504. In all cases, the Registrant intends to use a specific amount of the net proceeds to repay indebtedness and it has disclosed all information required by Item 504 with respect to any series of indebtedness that it may repay using the net proceeds of this offering. The Registrant does not believe that it is material to investors as to which series of indebtedness it will ultimately repay. The Registrant believes it is important to have the flexibility to repay any of the indebtedness referenced so it may do so in the most cost effective method based on market conditions.

Securities and Exchange Commission

December 30, 2009

19.	Please clarify the extent to which offering proceeds will be used to repay debt at greater than 100% of the principal amount as mentioned on page 70.

Response: The Registrant has added disclosure on page 30 of the Prospectus in response to the staff’s comment.

20.	Please highlight in this section the interest of your affiliates and the underwriters in the proceeds. For example, we note the last full paragraph on page 125 and the disclosure on page 163.

Response: The Registrant has added disclosure on page 30 of the Prospectus in response to the staff’s comment.

Selected Combined and Consolidated Historical Financial Data, page 33

21.	Please revise to remove the “unaudited” label beneath the September 30, 2008 and 2009 headings to avoid giving the impression that other selected financial data in the table is audited. This comment also applies to your presentations elsewhere in the filings, including page 7 and page 52.

Response: The Registrant has revised the disclosure on pages 7, 8, 36, 37 and 55 of the Prospectus in response to the staff’s comment.

Management’s Discussion and Analysis…, page 37

Critical Accounting Policies and Estimates, page 45

Share-Based Payment Plans, page 49

22.	Please disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Please include an updated discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet once you have determined your IPO price range.

Response: At this time, the Registrant has not established the estimated midpoint of the IPO price range and, as a result, has not added any disclosure identifying the factors contributing to the difference between fair value as of the date of grant and the midpoint of the estimated IPO price range. The Registrant is in on-going discussions with the

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representatives of the underwriters in the proposed offering and expects to have such a preliminary range during the first full week of January 2010. In that event, the Registrant intends to provide this information on a supplemental basis to the staff along with a discussion of the factors contributing to the differences referenced in the staff’s comment.

Net Revenue, page 52

23.	Please discuss separately the effect of exchange rates and the effect of changes in the prices of your products. Also, for each applicable period, please quantify separately the effect of changes in price and volume.

Response: The Registrant has revised the disclosure on pages 53, 56, 58 and 59 of the Prospectus in response to the staff’s comment. However, the Registrant has not revised the disclosure with respect to changes between 2007 and 2006 because the 2006 period includes a presentation of both successor and predecessor results. The Registrant believes that it is not appropriate in this circumstance to combine the predecessor and successor results in order to calculate and disclose percentage changes such as the items described above, and that such disclosures for the individual periods would not be meaningful for the users of the financial statements.

Net revenue, page 55

24.	Please provide more specific disclosure regarding the settlement charge. What was the nature of the “alleged product discrepancy.” Did the settlement materially affect the products you sell or your relationship with the customer?

Response: The Registrant has added disclosure on pages 58 and 59 of the Prospectus in response to the staff’s comment.

Cost of revenue, page 56

25.	Please clarify what you mean by the “turn-around effect of the step-up in fair value.”

Response: The Registrant has revised the disclosure on pages 10, 39, 43, 59 and F-5 of the Prospectus in response to the staff’s comment.

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December 30, 2009

Quarterly Results, page 61

26.	With a view toward clarified disclosure, please tell us the reasons for the change during the most recent quarter in your cost of revenue as a percentage of revenue when compared to the previous quarter. Likewise, please address the change in net income.

Response: The Registrant has added disclosure on page 65 of the Prospectus in response to the staff’s comment.

Liquidity and Capital Resources, page 63

27.	We note your reference to long-term supply contracts on page 15. With a view toward disclosure, please provide us your analysis of the extent to which your business would be affected if the market price for the supplies under contract falls below the contract price.

Response: The Registrant has deleted the reference to long-term supply contracts in disclosure on page 15 and revised the disclosure on page 68 of the Prospectus in response to the staff’s comment. The Registrant believes that it does not have significant exposure associated with fixed-price commitments. The table below summarizes an estimate of the potential impact of a 10% decline in the price of commodities supplied under the Registrant’s long-term contracts.

(Amounts in thousands, except price per unit)
Commodity	Year of Expiration of Longest Contract	Estimated Commodity Purchases Under Contract	Range of Fixed Prices Under Contract	Impact of 10% Decline in Commodity Spot Prices
Nickel	2010	178 lbs.	$7.00	$125
Gold	2010	3 oz.	$600 - $950	$205
Copper	2010	51 oz.	$0.80 - $1.00	$4

				$334

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December 30, 2009

Capital Resources, page 70

28.	We note your statement regarding your ability to fund your requirements for the next 12 months and covenant compliance through September 2010. Please refer to Regulation S-K Item 10(b)(3) regarding disclosure of related assumptions and accuracy of previous projections. It is unclear the extent to which your forecasts are based on improved results and the magnitude of economic deterioration that would make your forecasts inaccurate.

Response: The Registrant has revised the disclosure on page 74 of the Prospectus in response to the staff’s comment.

Contractual Obligations, page 71

29.	Please clarify the extent to which your assumptions mentioned in the first paragraph have extended the period in which payment otherwise would be due or have decreased the magnitude of the obligation.

Response: The Registrant has revised the disclosure on page 75 of the Prospectus in response to the staff’s comment. In particular, the Registrant has added disclosure regarding the assumption for foreign currency exchange rates for foreign currency denominated obligations and interest rates for variable rate debt obligations and revised the operating lease obligation amounts to reflect only those payments for which it was contractually obligated or committed to as of December 31, 2008.

Quantitative and Qualitative Disclosures About Market Risk, page 73

30.	We note that you have not provided quantitative disclosure about market risk as it relates to changes in foreign currency rates and commodity prices. Please tell us your basis for omitting this disclosure or provide the required disclosure as set forth in Item 305 of Regulation S-K.

Response: The Registrant has added disclosure on pages 79 and 80 of the Prospectus in response to the staff’s comment.

Off-Balance Sheet Arrangements, page 75

31.	Refer to the first paragraph. Please more fully explain the nature of your existing indemnification obligations.

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December 30, 2009

Response: The Registrant has added disclosure on page 80 of the Prospectus in response to the staff’s comment.

32.	Please more clearly describe how the arrangements mentioned in the second paragraph operate and the extent of your obligations under the arrangements. For example, what are the material terms of the “consignment” arrangement?

Response: The Registrant has added disclosure on page 80 of the Prospectus in response to the staff’s comment.

Business, page 79

33.	We note the disclosure of your product classes like on pages 85 and 87. Please provide the three-year revenue history by product class required by Regulation S-K Item 101(c)(1)(i).

Response: The Registrant has added disclosure on pages 91 and 93 of the Prospectus in response to the staff’s comment. In particular, the Registrant has added tables disclosing the revenues from each of its principal product categories within its sensors and controls businesses for each of its last three fiscal years.

Overview, page 79

34.	Please provide a section that describes the developments during the last five years mentioned in Regulation S-K Item 101(a)(1). Include acquisitions and discontinued businesses.

Response: The Registrant has added disclosure on page 88 of the Prospectus in response to the staff’s comment.

Competitive Strengths, page 80

35.	Please clarify the basis of your comparison supporting your statement that in the second paragraph on page 81 that you provide products at a “relatively low-cost.”

Response: The Registrant has added disclosure on page 86 of the Prospectus in response to the staff’s comment.

Securities and Exchange Commission

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36.	Please clarify the nature of the “other tax benefits” that you mention on page 81.

Response: The Registrant has revised the disclosure on page 86 of the Prospectus in response to the staff’s comment.

Technology, Product Development and Intellectual Property, page 87

37.	Please clarify when your 400 patents expire. Also, with a view toward disclosure, please tell us (1) the number of your patents that represent technology covered by another of your patents issued by a different country and (2) the number of United States patents that you hold.

Response: With respect to the staff’s question, the Registrant and its subsidiaries hold approximately 196 United States patents and approximately 190 foreign patents as of December 30, 2009. The Registrant has added disclosure to that effect and the other disclosure requested by the staff on page 94 of the Prospectus.

Competition, page 89

38.	We note your reference to Bosch both under “Competition” and “Customers.” If your key customers are also competitors, please add a separate risk factor to explain the risk.

Response: The Registrant has added disclosure on page 13 of the Prospectus in response to the staff’s comment. The Registrant has not, however, added a separate risk factor since this type of risk was already addressed in an existing risk factor entitled “Our businesses operate in markets that are highly competitive, and competitive pressures could require us to lower our prices or result in reduced demand for our products.”

Environmental Matters and Governmental Regulation, page 90

39.	Please describe the agency approval process mentioned at the end of the penultimate full paragraph on page 89.

Response: The Registrant has added disclosure on page 91 of the Prospectus in response to the staff’s comment.

40.	Please tell us which section of which exhibit to your registration statement includes the indemnification agreements mentioned throughout this section.

Securities and Exchange Commission

December 30, 2009

Response: Section 11 of the Asset and Stock Purchase Agreement relating to the 2006 Acquisition contains the indemnification provision relevant to the Norton, Massachusetts Superfund site and the Aterro Mantovani disposal site and is filed as Exhibit 10.6 to the Registration Statement. The Environmental Agreement pursuant to which Control Devices, Inc. has been indemnified by GTE Operations Support, Inc. with respect to the matters identified therein has not been filed as an exhibit to the Registration Statement. The Registrant does not believe this agreement is material since it does not believe that the underlying costs of addressing the remaining soil and ground water contamination will be material.

41.	Please disclose the nature of the alleged contamination at each site.

Response: The Registrant has added disclosure on pages 96 and 97 of the Prospectus in response to the staff’s comment.

42.	Please clarify whether your statement in the penultimate sentence of the last full paragraph on page 90 also applies to the previous paragraph.

Response: The Registrant has added disclosure on page 97 of the Prospectus in response to the staff’s comment.

43.	Please clarify the effect of a “post-closure license” mentioned in the last paragraph on page 90.

Response: The Registrant has added disclosure on page 97 of the Prospectus in response to the staff’s comment.

44.	Refer to the last paragraph in this section:
•	Pease clarify the portion of your business represented by “[c]ertain of [y] our products.”
•	Please disclose the agency that issues the license, the criteria for obtaining the license, the duration of the license, and the circumstances under which the license can be terminated.

Response: The Registrant has added disclosure on page 97 of the Prospectus in response to the staff’s comments.

Securities and Exchange Commission

December 30, 2009

Legal Proceedings, page 91

45.	Please disclose the name of the court or agency where the Audi proceeding, which you disclose on page 93, is pending.

Response: To date, no lawsuit has been brought by Audi with respect to this matter. The Registrant has added disclosure to this effect on page 100 of the Prospectus in response to the staff’s comment.

Management, page 95

46.	We note your disclosure in the first paragraph that the officers and directors you describe will be appointed prior to completion of the offering. With a view toward disclosure, please tell us who are your current officers and directors and the amount that they have been compensated.

Response: The Registrant has added disclosure on pages 102 and 104 of the Prospectus in response to the staff’s comment.

Executive Compensation, page 100

Compensation Discussion and Analysis, page 100

47.	We note your disclosure in the last sentence of this section where you indicate that you have not determined whether the officers of Sensata Technologies, Inc. will continue to be employed by you following the completion of the offering. Please reconcile this with the last sentence of the first paragraph.

Response: The Registrant has revised the disclosure on page 107 of the Prospectus in response to the staff’s comment. The sentence referenced in the staff’s comment relates to whether such officer will become an actual employee of the issuer as compared to just being appointed to serve as an officer of the issuer.

Compensation Philosophy, page 100

48.	Please identify the companies that participate in the surveys and have the revenue range that you disclose in the last sentence of this subsection.

Response: The Registrant has added disclosure on page 108 of the Prospectus in response to the staff’s comment. In addition, the Registrant has included as Exhibit A to

Securities and Exchange Commission

December 30, 2009

this letter a complete list of all such companies. The Registrant does not believe that the individual names of such companies is material and would otherwise be cumbersome to include in the prospectus.

Base Salary, page 102

49.	You indicate that you set base salaries below the median range as measured by your benchmark. Please disclose where, below the benchmark, you set base salaries and how you arrived at this amount. Your disclosure should include how you weigh each individual’s responsibilities, performance, and experience. Also describe how you determined the amount of increase to base salary from 2007 to 2008.

Response: The Registrant has added disclosure on page 109 of the Prospectus in response to the staff’s comment.

Annual Incentive Bonus, page 102

50.	Please update the last sentence of the second-to-last full paragraph on page 102 and the carryover paragraph on page 103.

Response: The Registrant has updated the disclosure on page 110 of the Prospectus in response to the staff’s comment.

51.	Please clearly show us how disclosure of a prior year’s EBITDA target is likely to cause substantial competitive harm.

Response: The Registrant has added disclosure on page 110 of the Prospectus in response to the staff’s comment.

Equity Compensation, page 103

52.	Please tell us which exhibits relate to the plans mentioned in the first paragraph.

Response: The First Amended and Restated Sensata Technologies Holding B.V. 2006 Management Option Plan is filed as Exhibit 10.11 to the Registration Statement, the First Amendment to the Sensata Technologies Holding B.V. First Amended and Restated 2006 Management Option Plan is filed as Exhibit 10.30 to the Registration Statement and the First Amended and Restated Sensata Technologies Holding B.V. 2006 Securities Purchase Agreement is filed as Exhibit 10.12 to the Registration Statement.

Securities and Exchange Commission

December 30, 2009

53.	Refer to the fourth sentence in the second paragraph of this section. Please disclose the definition of a “liquidity event” and disclose the return that Bain must receive for vesting to occur.

Response: The Registrant has added disclosure on page 111 of the Prospectus in response to the staff’s comment.

54.	Please disclose the purpose of the change in the vesting schedule mentioned at the end of the second paragraph.

Response: The Registrant has added disclosure on page 111 of the Prospectus in response to the staff’s comment.

55.	Regarding the issuance of options mentioned in the last sentence of the second paragraph in this section, please disclose how you determined the number of options underlying the awards and why the awards varied among your named executive officers. Also disclose the exercise price.

Response: The Registrant has added disclosure on page 111 of the Prospectus in response to the staff’s comment.

Potential Payments upon Termination…, page 113

56.	Please clarify your disclosure in the first and third full paragraphs on page 114 to indicate whether the individual award agreements specify terms other than those you set forth in those paragraphs.

Response: The Registrant believes that footnote (2) in the Outstanding Equity Awards at Year End Table (page 118 of the Prospectus) provides disclosure with respect to individual award agreements that have specific terms different than those set forth in the referenced paragraphs. We have revised the disclosure and moved these paragraphs relating to the 2006 Option Plan and the 2006 Purchase Plan to pages 111 and 112, respectively, of the Prospectus since such paragraphs relate to equity awards and not cash payments.

57.	In an appropriate section of your document, please quantify the effect of this offering on each related party as a result of the “initial public offering” provisions mentioned on page 114.

Securities and Exchange Commission

December 30, 2009

Response: The Registrant has added a table with the requested disclosure on page 111 of the Prospectus in response to the staff’s comment.

58.	Please tell us why the table does not quantify the effect of the option acceleration mentioned on page 114.

Response: The table on page 121 of the Prospectus relates to potential payments upon termination. The acceleration of the vesting of options upon such a termination does not result in the optionee receiving any cash payment. We have revised the disclosure and moved these paragraphs relating to 2006 Option Plan and 2006 Purchase Plan to pages 111 and 112 of the Prospectus.

Certain Relationships and Related Party Transactions, page 115

59.	As required by Regulation S-K Item 404(b)(1)(ii), please disclose the standards to be applied pursuant to your related-person transactions policies and procedures.

Response: The Registrant has added disclosure on page 123 of the Prospectus in response to the staff’s comment.

60.	Please revise this section substantially to comply with Rule 421(b). Avoid the legalistic presentation that relies on defined contractual terms and long, complex sentence with embedded lists.

Response: The Registrant has revised the disclosure on pages 124 through 132 of the Prospectus in response to the staff’s comment.

61.	Please state clearly how each transaction involves related parties. For example, how is Sensata Management Company S.A. mentioned on page 117 a related party? Who are the “Holders of the Participant Securities” mentioned on page 122 that are related persons as defined in Regulation S-K Item 404? Which related persons received “securities granted” under the plans mentioned on page 125? Who are the “certain members of [y]our management” that own the Luxembourg company mentioned on page 125 and what is the extent of their ownership?

Response: The Registrant has added disclosure on pages 122 through 131 of the Prospectus in response to the staff’s comment.

62.	Please tell us why this section does not describe the deferred payment certificates and related transactions mentioned on page 43.

Securities and Exchange Commission

December 30, 2009

Response: The Registrant has added disclosure on pages 131 and 132 of the Prospectus in response to the staff’s comment.

63.	Please tell us why you do not disclose in this section the related-party transactions mentioned in the penultimate paragraph on page F-56.

Response: The Registrant has added disclosure on page 132 of the Prospectus in response to the staff’s comment. The Registrant believes that all such related-party transactions are disclosed in this section.

2006 Acquisition, page 115

64.	Please disclose in this section the amount paid in this transaction.

Response: The Registrant has added disclosure on page 124 of the Prospectus in response to the staff’s comment.

65.	Please clarify whether the lines in the chart represent 100% ownership.

Response: The Registrant has added disclosure on page 124 of the Prospectus in response to the staff’s comment.

Cross License Agreement, page 116

66.	Please clarify whether the agreement permits Texas Instruments to compete with you. Add appropriate risk factors.

Response: The Registrant has added disclosure on page 125 of the Prospectus in response to the staff’s comment. The Registrant has not added a new risk factor in light of the non-compete agreement executed by Texas Instruments at the time of the 2006 Acquisition and the Registrant’s belief that it is unlikely that it will ever face significant competition from Texas Instruments in the future.

Board Rights, page 119

67.	Please clarify what you mean by a “management board.”

Response: The Registrant has added disclosure on page 127 of the Prospectus in response to the staff’s comment.

Securities and Exchange Commission

December 30, 2009

68.	If the first sentence of this section means that Bain can designate your board composition so long as it owns any shares of your parent, please add a separate risk factor explaining this potential control by an entity that might not own a controlling interest of your shares. Also clarify whether such a “designated” board member will be subject to shareholder election.

Response: The Registrant has added disclosure on page 127 of the Prospectus in response to the staff’s comment.

Other Rights, page 120

69.	We note your reference here and on pages 122 and 124 to “various other rights and obligations” that you say are described more fully in an agreement. Please ensure that these sections disclose the material provisions of all required related-person transactions.

Response: The Registrant has added disclosure on pages 128 and 129 of the Prospectus in response to the staff’s comment. The Registrant has deleted the referenced language that previously appeared on page 124 because it concluded that all material provisions of that agreement have been disclosed. The Registrant believes that these sections disclose the material provisions of all required related-person transactions.

“Tag along” Rights, page 120

70.	Please clarify why the actions mentioned in the fourth paragraph would be necessary in the event of a distribution described in that paragraph.

Response: The Registrant has added disclosure on page 128 of the Prospectus in response to the staff’s comment.

Transfer Restrictions, page 122

71.	Please describe the “call provisions” mentioned in the second bullet point.

Response: The Registrant has added disclosure on page 130 of the Prospectus in response to the staff’s comment.

Securities and Exchange Commission

December 30, 2009

“Tag Along” Rights, page 123

72.	Please clarify what you mean by clause (ii) in the second paragraph of this subsection and the first paragraph of the next subsection.

Response: The Registrant has revised the disclosure on page 130 of the Prospectus in response to the staff’s comment.

“Drag Along” Rights, page 123

73.	The sentences of the second paragraph appear to contradict each other. Please clarify.

Response: The Registrant has revised the disclosure on page 130 of the Prospectus in response to the staff’s comment.

Principal Shareholders, page 127

74.	Please tell us why you believe it is appropriate to use different totals for the number of outstanding shares here and on pages 6 and 129.

Response: The Registrant has revised the disclosure of the number of outstanding shares on page 6 of the Prospectus to be consistent with the numbers used on pages 133 and 135 of the Prospectus in response to the staff’s comment and has clarified that the number of outstanding shares includes 52,118 shares held by management that are subject to forfeiture until such shares have vested and are not considered outstanding for accounting purposes.

75.	With a view toward clarified disclosure, please tell us why the information in the table would be affected by the offering price and closing date as mentioned in the second paragraph.

Response: The Registrant has deleted the disclosure referenced by the staff that appeared on page 133 of the Prospectus. Neither the initial public offering price or the closing date of the offering will affect the number of outstanding ordinary shares.

76.	Please identify the natural persons who directly or indirectly have or share voting or investment power over the securities held by Sensata Investment Company.

Response: The Registrant has added disclosure on page 134 in response to the staff’s comment. The Registrant has not identified the names of each of the 17 managing

Securities and Exchange Commission

December 30, 2009

directors of Bain Capital that serve on the investment committee of BCI since its does not believe that such information is material.

77.	If applicable rules indicate that shares are beneficially owned by an individual included in the table, the row for that individual must include those shares regardless of whether beneficial ownership is disclaimed. We note for example your statement in footnote (9).

Response: The Registrant has revised the disclosure on pages 133 and 134 in response to the staff’s comment.

Description of Ordinary Shares, page 129

General Meeting of Shareholders, page 129

78.	Please clarify how you calculate the value of €50 million that you disclose in the last sentence in this section.

Response: The Registrant has added disclosure on page 135 of the Prospectus in response to the staff’s comment.

Anti-takeover provisions, page 131

79.	Please tell us whether you intend to disclose in the prospectus before the registration statement is declared effective the additional anti-takeover measures that you indicate you “may adopt” prior to completion of the offering. Likewise, please tell us when you intend to disclose the board compensation policies mentioned in the next subsection.

Response: The Registrant has included additional disclosure on pages 135 and 136 to 137 of the Prospectus to identify the anti-takeover measures that we intend to adopt prior to completion of the offering. The Registrant has not finalized its board compensation policies at this time, but expects to do so prior to the filing of its next amendment to the Registration Statement and will update this disclosure at that time.

80.	Please clarify what you mean by “protective preference shares…other than preference shares…” Also clarify whether shareholder approval is required to issue shares with preferences.

Response: The Registrant has added disclosure on pages 136 to 137 of the Prospectus in response to the staff’s comment.

Securities and Exchange Commission

December 30, 2009

Netherlands Squeeze-out, page 132

81.	With a view toward disclosure in appropriate sections of your document, please tell us how far below the 95% threshold your controlling shareholder’s ownership will fall as a result of this offering.

Response: The Registrant has revised the disclosure on page 25 of the Prospectus to disclose the percentage of the Registrant’s ordinary shares that will be held by its principal shareholder, Sensata Investment Co., following the completion of the offering. The Registrant has also added this disclosure to page 138 of the Prospectus. The table included in the “Principal Shareholders” section of the Prospectus will include this disclosure as well.

Adoption of Annual Accounts, page 132

82.	Please reconcile your statement in this section regarding shareholders appointing an auditor with your disclosure on page 98 that the audit committee selects the auditors.

Response: The Registrant has revised the disclosure on pages 105 and 138 of the Prospectus in response to the staff’s comment.

Choice of Law and Exclusive Jurisdiction, page 133

83.	With a view toward clarified disclosure, please provide us your analysis of whether the exclusivity provisions mentioned in this section conflict with the provisions of the United States federal securities laws.

Response: The Registrant has decided not to include this provision in its amended Articles of Association that it will adopt prior to completion of this offering. As a result, the Registrant has deleted this disclosure from the Prospectus.

The Dutch Corporate Governance Code, page 133

84.	Please clarify which “best practice provisions” you have not adopted and how compliance with exchange rules addresses those provisions.

Response: The Registrant has added disclosure on page 140 of the Prospectus in response to the staff’s comment.

Securities and Exchange Commission

December 30, 2009

Director Vacancies, page 134

85.	Please clarify what you mean when you disclose that the list “shall not be binding.” For example, does this mean that anyone may nominate a director at the meeting?

Response: The Registrant has added disclosure on page 141 of the Prospectus in response to the staff’s comments.

Tax Considerations, page 152

86.	You may not disclaim responsibility for your disclosure. Please revise the last sentence of the first paragraph on page 152 and the first sentence of the last paragraph on page 159 accordingly.

Response: The Registrant has deleted the disclosure that would have otherwise appeared on pages 159 and 167 of the Prospectus in response to the staff’s comment.

Cash Dividend and Other Distributions, page 156

87.	You disclose in the last paragraph on page 156 that you should be treated as a qualified foreign corporation. Please clarify why you cannot provide unequivocal disclosure. Also, describe the degree of uncertainty and disclose the risks to investors.

Response: The Registrant has revised the disclosure on page 164 of the Prospectus in response to the staff’s comment.

88.	Please disclose the limitations and circumstances that you refer to in the first sentence of the third paragraph on page 157 and what effect they have on a holder’s tax liability.

Response: The Registrant has added disclosure on page 164 of the Prospectus in response to the staff’s comment.

Underwriting, page 160

89.	Refer to the third paragraph on page 163. Please disclose all material relationships with the underwriters, not merely examples. Also identify the underwriters with the relationships mentioned in this paragraph and the following paragraph, and quantify the extent of the relationship.

Securities and Exchange Commission

December 30, 2009

Response: The Registrant has revised the disclosure on page 171 of the Prospectus in response to the staff’s comment.

Where You Can Find More Information, page 166

90.	Refer to the second paragraph of this section. We note that the latest Form 10-K filed by Sensata Technologies N.V. indicates that it has securities registered pursuant to Section 12(g) of the Exchange Act. Please tell us when the Exchange Act registration statement was filed. Also, please tell us whether you anticipate that the automatic reporting suspension of Exchange Act Section 15(d) will apply in your next fiscal year.

Response: Sensata Technologies B.V. (“STBV”) does not have any securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and has never filed a registration statement to register any of its outstanding securities under the Exchange Act. The reference to that effect on the cover page of the Annual Report of Form 10-K filed by STBV for the year ended December 31, 2008 was incorrect. STBV does expect that its current reporting obligation under the Exchange Act will automatically terminate under Section 15(d) of the Exchange Act as of January 1, 2010. As is typical, however, STBV is required to continue to file reports with the SEC even though its Section 15(d) reporting obligation has terminated pursuant to the indentures under which its outstanding debt securities were issued for so long as such debt securities remain outstanding.

Financial Statements, page F-1 General

91.	Please revise to include updated financial statements and related disclosures in your filing as required by Rule 3-12 of Regulation S-X.

Response: The Registrant confirms that it will update its financial statements included in the Registration Statement pursuant to Rule 3-12 of Regulation S-X no later than February 15, 2010.

Note 2. Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

92.	We note your disclosure on page F-58 regarding product warranty liabilities. Please tell us and revise this note as appropriate to discuss any warranties you offer to your customers and how you account for such warranties. Tell us how you have considered the guidance in paragraph 460-10-50-8 of the FASB Accounting Standards Codification.

Securities and Exchange Commission

December 30, 2009

Response: The Registrant has added disclosure on pages F-58, F-59, F-95 and F-96 in response to the staff’s comment. In particular, the new disclosure discusses the warranties offered to customers and how such warranties are accounted for in accordance with the guidance in paragraph 460-10-50-8 of the FASB Accounting Standards Codification. The Registrant has not included a tabular reconciliation of the changes in the product warranty liability as the amounts are not material. A tabular reconciliation of the changes in the Registrant’s reserves for sales returns at December 31, 2007 and 2008 of $1.0 million and $1.3 million, respectively, are disclosed in Schedule II—Valuation of Qualifying Accounts of the Registration Statement.

Note 13. Income Taxes, page F-37

93.	In light of its significance, please revise to briefly describe the nature of the “losses not tax benefited” as presented in the rate reconciliation on page F-38.

Response: The Registrant has revised the disclosure on page F-37 in response to the staff’s comment.

Note 15. Share-Based Payment Plans, page F-49

Stock Options, page F-50

94.	Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

Response: The Registrant acknowledges the staff’s comment. As discussed in the Registrant’s response to comment 22, the Registrant intends to provide the staff on a supplemental basis the midpoint of the estimated IPO price range during the first full week of January 2010.

Note 20. Segment Reporting, page F-64

95.	We note your disclosure that you have organized your business into two reportable segments, sensors and controls. Please tell us the operating segments you have identified in accordance with paragraphs 280-10-50-1 through 9 of the FASB Accounting Standards Codification. To the extent that either of your reportable segments results from the aggregation of more than one operating segment, tell us how you considered the guidance in paragraphs 280-10-50-11 and 12 of the FASB Accounting Standards Codification in concluding that aggregation was appropriate.

Securities and Exchange Commission

December 30, 2009

Response: The Registrant has two operating segments, sensors and controls, and has identified these operating segments in accordance with paragraphs 280-10-50-1 through 9 of the FASB Accounting Standards Codification. Neither of these reporting segments represents the aggregation of more than one operating segment.

96.	We note your discussion of multiple product categories on pages 85 and 87. Please revise to provide the revenue disclosures by product group required by paragraph 280-10-50-40 of the FASB Accounting Standards Codification.

Response: The Registrant has added disclosure on page F-66 in response to the staff’s comment.

Indemnification of Directors and Officers, page II-1

97.	Please tell us whether you intend to file the agreements mentioned in the second sentence of this section before this registration statement is declared effective.

Response: The Registrant confirms that it intends to file the form of such indemnification agreement as an exhibit to the Registration Statement prior to such Registration Statement being declared effective by the staff. The form of such indemnification agreement is still being finalized and the Registrant currently expects to file such agreement with its next amendment to the Registration Statement. The Registrant has revised its Exhibit Index on page 5 to include a reference to this agreement along with an appropriate reference that it will be filed by amendment.

Recent Sales of Unregistered Securities, page II-1

98.	We note your reference to January 1, 2007. Regulation S-K Item 701 requires disclosure regarding sales for the three years before you first filed the registration statement. Please revise accordingly.

Response: The Registrant has revised the disclosure on page II-1 of the Registration Statement to reference November 25, 2006, which is three years before the Registration Statement was first filed with the SEC by the Registrant.

Signatures, page II-4

99.	Please tell us why the directors signing your registration are not described on page 95 of your registration statement and have not filed the consent required by Rule 438 under the Securities Act.

Securities and Exchange Commission

December 30, 2009

Response: The directors signing the Registration Statement are the existing directors of the Registrant, all of which will resign prior to the completion of the offering contemplated by the Prospectus. The Registrant has added disclosure on page 104 of the Prospectus to identify by name each of its existing directors and to make clear that each will resign prior to the completion of the offering. The Registrant has not provided the information required by Item 401 of Regulation S-K since none of these directors will serve after the offering is completed. The Registrant does not believe that a consent from such directors is required under Rule 438 promulgated under the Securities Act since each such director has signed the Registration Statement. The Registrant has previously filed with the Registration Statement the consents of its director nominees in accordance with Rule 438.

100.	In the column that you caption “Title,” please clearly show the individual’s relationship to the registrant, not merely the relationship to Sensata Technologies, Inc.

Response: The Registrant has revised the disclosure on page II-4 of the Registration Statement in response to the staff’s comment.

101.	Please tell us the authority on which you rely to include the signature of an entity below the second paragraph of text required on the Signatures page.

Response: The Registrant has been informed by Dutch counsel that a legal entity (as opposed to only a natural person) is permitted to serve as a director of a private limited liability company formed under Dutch law.

Exhibits

102.	Please file a copy of the administrative services agreement dated January 1, 2008 that you describe on page 125.

Response: The Registrant has filed the agreement referenced in the staff’s comment as Exhibit 10.52 to the Registration Statement and has revised the Exhibit Index to the Registration Statement to specifically refer to such agreement.

Exhibit 23.2

103.	Please provide an updated consent from your independent auditor as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

Securities and Exchange Commission

December 30, 2009

Response: The Registrant has filed an updated consent from Ernst & Young LLP with this Amendment as required by Item 601(b)(23)(i) of Regulation S-K.

Exhibit 99.1

104.	Please tell us when these exhibits were signed. Also tell us whether the consents are valid without a date.

Response: Each of the consents filed as Exhibit 99.1 to the Registration Statement were signed in November 2009 immediately prior to the filing of the Registration Statement with the SEC on November 25, 2009. The Registrant believes that each such consent is valid and is not aware of any rule, regulation or statute that requires such consents to be dated, including Rule 402 or Rule 438 promulgated under the Securities Act.

Finally, the Registrant confirms that it will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

We hope that the foregoing has been responsive to the staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Steven P. Reynolds
Mark G. Borden
Peter N. Handrinos

Exhibit A

3COM

A.O. Smith

Abbot Labs

Acer America

Acxiom

Aeropostale

Alliance Data Systems

Altera

Amdocs

American Crystal Sugar

American Tower

AMETEK

Analog Devices

Armstrong World Industries

Arris Group

Arysta LifeSciene North America

Atmel

Autodesk

Avago Technologies

Baylor Health Care System

Beckman Coulter

Bell Helicopter Textron US

Bio-Rad Laboratories

Blyth

BMC Software

Bob Evans Farms

BOSE

Brady

Brocade Communications Systems

Brown-Forman

CACI International

Cadence Design Systems

Callaway Golf

Carlson Companies

Carmeuse Lime & Stone

Carpenter Technology

Catalent Pharma Solutions

CDI

Celgene

Century Aluminum

Cephalon

Cerner

Citrix Systems

Compucom Systems

Compuware

ConvaTec

Convergys

Covance

Crown Castle

Cricket Communications

Cubic

Deluxe

Dentsply

Donaldson

DRS Technologies

Dynamics Research

E.W. Scripps

Echostar Technologies

Edwards Lifesciences

EMI Music

Endo Pharmaceuticals

Equifax

Ericsson

Expedia

Fairchild Semiconductor

First Solar

Frontier Airlines

FLIR Systems

Fujitsu America Management Services of America

G&K Services

Garmin

GATX

General Atomics

GEO Group

Getty Images

GTECH

H.B. Fuller

Harland Clarke

Hayes-Lemmerz

Herman Miller

Hitachi Data Systems

HNI

HNTB

Horizon Lines

Houghton Mifflin

Hovnanian Enterprises

Hughes Network Systems

Hunt Consolidated

IDEXX Laboratories

IMS Health

Intellectual Ventures

Intelsat

Intercontinental Hotels

International Flavors & Fragrances

International Game Tech

Invensys

Irvine Company

Itron

J. Crew

JDS Uniphase

J.M. Smucker

Jack in the Box

JetBlue

Jet Propulsion Lab

Kaman Industrial Technologies

Kansas City Southern

KB Home

Kimco Realty

Kinross Gold

KLA-Tencor

L.L. Bean

Lam Research

Lawrence Livermore Nat’l Lab

Life Touch

Logitech

Los Alamos National Laboratory

LSI

Lucasfilm LTD

Magellan MIdstream Partners

Mantech International

Martin Marietta Materials

Marvell

Mary Kay

Maxim Integrated Products

McAfee

McClatchy

MEMC Electronic Materials

Metavante Technologies

MetroPCS Communications

Millipore

Mine Safety Appliances

Monster Worldwide

MSC Industrial Direct

National Semiconductor

New York Times

Noranda Aluminum

Novell

Novellus Systems

Numonyx

OCE North America

Omnova Solutions

ON Semiconductor

Orbital Sciences

Paetec

Palm

Papa John’s

Parametric Technology

Pearson Education

Perkin Elmer

Perot Systems

Plexus

Polaris Industries

PolyOne

Polycom

Purdue Pharma

Quintiles

R.H. Donnelley

Ralcorp Holdings

Rayonier

Reader’s Digest

Regal-Beloit

RF Micro Devices

Ricoh Electronics

Sabre Holdings

Safety-Kleen Systems

Saleforce.com

Sandia National Labs-NM

SAS Institute

Schreiber Foods

Schwan’s

Shire Pharmaceuticals

Sharp Microelectronics of the Americas

Spansion

SRA International

St Jude Medical – CRMD

Standard Insurance Company

Stantec

Steelcase

STMicrolectonics

Sundt Construction

Sunpower

Sybase

Synopsys

Take Two Interactive Software

Tektronix

TeleTech Holdings

Tellabs

Teradata

Teradyne

Terra Industries

Thales

The MITRE Corporation

Thomas & Betts

Ticketmaster

Timex

Toro

Toshiba America Information Systems

Travelport

Trimble Navigation

Tupperware

TW Telecom

United Rentals

Universal Studios Orlando

Utstarcomo

Varian Medical Systems

Viad

Virgin Mobile USA

VMWare

W.R. Grace

Walmart.com USA

Watson Pharmaceuticals

Xilinx

Xyratex International

Zale